May 4, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:                                         Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporate Finance

RE:          EarthLink, Inc.

File no. 001-15605

Form 10-K: For the Year Ended December 31, 2004

Dear Mr. Wilson:

Set forth below are the Company’s responses to the comments of the Staff in your letter dated April 20, 2005.  For ease of reference, each Staff comment has been reproduced in its entirety in italics, and is followed by the corresponding response of the Company.

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 72

1.                                      We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to reclassifications of auction rate securities from cash equivalents to short-term investments.  Supplementally, explain to us how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports.  In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of December 31, 2004.

Response

Prior to the filing of our 10-K for the year ended December 31, 2004, the Company had classified its investments in auction rate securities (ARS) as cash and cash equivalents.  Although the ARS have relatively long contractual maturities, management considers and manages such securities as highly liquid investments because the period between the interest rate resets was three months or shorter.  This permits the Company to either liquidate our holding or roll our investments over to the next reset period.

Prior to filing our 2004 10-K, we reviewed our accounting and classification of the ARS.  Pursuant to Statement of Financial Accounting Standard No. 95, Statement of Cash Flows, and the Company’s own internal policy of considering investments with original maturities of more than three months at the time of initial purchase as investments, management determined that these securities should not be classified as cash equivalents.

The Company considered whether to restate and amend previously filed Exchange Act reports or to reclassify prior years’ statements in the current filing.  We concluded a reclassification of prior years’ statements in the current filing was the more appropriate course of action for the following reasons:

•                  the reclassification did not significantly change our financial statements because it did not impact working capital, the statement of operations, total stockholders’ equity, or cash flows from operations in any period;

•                  the Company has minimal debt, and the resulting decrease in cash and cash equivalents did not impact any debt covenants; and

•                  we believe our investors focus on considerations such as earnings, operating cash flow and the aggregate of period end cash and investment portfolio levels, none of which were affected by the reclassifications.

Additionally, Note 2 to the financial statements includes an explanation of the reclassifications and the amounts of the reclassifications in all reported periods.

Our disclosure controls and procedures are designed to ensure that all information that could affect our statement of operations and our statement of financial position and related disclosures is communicated to the Chief Executive Officer and Chief Financial Officer for consideration.  Our disclosure controls and procedures also encompass internal controls designed to ensure that our financial reporting is accurate, complete and in accordance with generally accepted accounting principles.  Because management viewed the reclassification to be related to an interpretation of accounting literature, we determined that this matter related to our internal control over financial reporting.

With respect to our assessment of our internal control over financial reporting in connection with Section 404 of the Sarbanes-Oxley Act of 2002, we characterized the reclassification as a significant deficiency in our internal controls rather than a material weakness primarily because management views the investments in ARS as highly liquid and available to fund near-term activities and because the reclassification did not affect our overall financial position.   Since the classification of investments in ARS as cash and cash equivalents was not considered a material weakness, we concluded that our internal control over financial reporting was operating effectively.  In our 2004 10-K, our independent auditors agreed with our assessment of our internal control over financial reporting.  Consequently, we concluded that our disclosure controls and procedures were operating effectively.

Note 6. Investments, pages 77-78

2.                                      We note that you have determined whether to classify your auction rate securities as current or noncurrent assets based on the date of the next auction.  Supplementally, tell us whether any of the securities that have been classified as current have long-term maturity dates.  If so, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period.  Refer to SFAS 115, paragraph 17 and ARB no. 43, Chapter 3A.  Further, tell us what consideration you gave to disclosing the actual maturity dates of these securities and the judgments and assumptions involved in determining the classification.

Response

The ARS that have been classified as current do have long-term maturity dates.  Our classification of the ARS as a current asset is based on ARB No. 43, Chapter 3, Section A, paragraph 4, which states that the term current assets contemplates resources such as “marketable securities representing the investment of cash available for current operations” if the investments are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.  In consideration of this guidance, our classification of our investments in ARS as current assets was based on the following factors:

1)              management considers the investments in ARS as highly liquid because they are designed to allow the Company to sell the securities within 90 days, and generally every 28 days based on the ARS in which we have invested,

2)              the investments in ARS are viewed by management as available to support current operating activities, and

3)              successful auctions had been completed for all of our ARS prior to our 10-K filing date, and management made decisions to liquidate the ARS or participate in the next auctions during this period.

Management has invested in ARS since at least the year 2000 and views these investments as highly liquid.  Management has not encountered a situation where it desired to liquidate an investment in an ARS at par at an interest rate reset date and was unable to do so, whether because of an unsuccessful auction or otherwise.   Investments in ARS declined from $108.5 million as of December 31, 2004 to $47.8 million as of March 31, 2005 supporting management’s view that the ARS are highly liquid.

Our disclosure in Note 6 was not intended to explain why we classified our investments in ARS as current assets.  The last table in Note 6 was intended to comply with the disclosure requirement in paragraph 20 of SFAS no. 115.  In considering whether to prepare this table using actual maturity dates of the ARS, our disclosure was based on the auction dates rather than the maturities of the underlying securities because we believed this information was more meaningful to the reader and was consistent with how management views the ARS.

Additionally, we acknowledge:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 748-6914 or Sam DeSimone, EarthLink’s General Counsel, at (404) 748-6634.

Sincerely,

/s/ Kevin M. Dotts

Kevin M. Dotts
Executive Vice President,
Chief Financial Officer

cc:                                 Mr. Charles G. Betty

Samuel R. DeSimone, Jr., Esq.

David M. Carter, Esq.